UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



EARNINGS RELEASE 4Q22

Telefónica | vivo

VIVT
B3 LISTED

25 YEARS
VIV
LISTED
NYSE

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the fourth quarter of 2022, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to rounding differences.

TO ACCESS THE SPREADSHEET CONTAINING THE DATA AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE, CLICK HERE.

4Q22 HIGHLIGHTS

- Customer base totaled 112 million[1] accesses (13.7% YoY) of which 98 million[1] were mobile accesses (+16.8% YoY).
- In 4Q22, Vivo Total, the postpaid and fiber convergent offer, represented around 70% of FTTH net additions.
- Net revenue grew above inflation (+10.1% YoY), driven by revenue of mobile services (+13.6% YoY).
- Fixed revenue had the biggest increase since 2015, +2.9% YoY, highlighting the FTTH revenue, which grew 18.8% YoY.
- EBITDA increased +6.1% due to strong mobile performance. Costs (+13.0% YoY) were impacted by changes in revenue mix and inflation.
- Operating Cash Flow totaled R$ 2,746 million (+5.9% YoY) in the quarter, with 21.7% margin.
- For 2023, the Company projects that it will make Investments, excluding licenses and leasing (IFRS 16), of up to R$ 9 billion[2] in the year.

58.7mn Postpaid Accesses — +18.2% YoY

5.5mn FTTH Accesses — +19.0% YoY

R$12.7bn Total Revenues — +10.1% YoY

R$5.2bn EBITDA — +6.1% YoY

[1] In 2022, accesses considered inactive according to Vivo's criteria were disconnected due to the acquisition of Oi Móvel, which totaled 3,335 thousand accesses, of which 3,015 thousand in Sep/22 and 339 thousand in Dec/22.
[2] The amount is estimated and subject to changes in view of possible changes in the business and macroeconomic environment.

SHAREHOLDER RETURN

Reinforcing the Company's commitment to maximizing return to shareholders and optimizing capital allocation, in addition to the shareholder remuneration declared during 2022, the Board of Directors approved on February 15, 2023 potential future sources of shareholder remuneration, described below.

2022 Shareholder Remuneration

	R$ billion
Dividends declared in 2022[1] R$2.0 billion paid out on 10/18/2022 R$1.0 billion to be paid out on 07/18/2023	3.0
Interest on Capital declared in 2022[1] To be paid out on 04/18/2023	2.1
Total Dividends + IOC[2]	**5.1**
+	
Share Buybacks (Jan 2022 to Dec 2022)	**0.6**
Total Shareholder Remuneration	**5.7**
Shareholder Yield[3]	**8.9%**

Capital Structure Improvements and Potential Future Sources of Shareholder Remuneration

	R$ billion	% Mkt Cap [4]
Additional dividend based on 2022 results, proposed to General Shareholders' Meeting To be paid out on 07/18/2023	0.8	1.2%
Interest on Capital based on Jan 2023 results	0.1	0.2%
Cancellation of 13.4mn shares held in treasury on Dec 31, 2022[5] Based on 12/31/2022	0.5	0.8%
New share buyback program[6] (Feb 2023 to Feb 2024)	up to 0.5	0.8%
Capital Reduction request to ANATEL (to be carried out in one or more events during the next years)	up to 5.0	7.5%

[1] Considers the events with record dates in 2022. [2] Interest on Capital. [3] Based on the Market Cap of December 31st, 2022. [4] Based on the Market Cap of February 14th, 2023. [5] On February 15th, 2023, the Company's Board of Directors approved the cancellation of 13.4mn shares held in treasury as of December 31, 2022. [6] Approximate value, that may vary according to management's analysis.

HIGHLIGHTS

CONSOLIDATED IN R$ MILLION	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
Net Operating Revenue	**12,659**	**11,501**	**10.1**	**48,041**	**44,033**	**9.1**
Core Revenue[1]	11,771	10,415	13.0	44,151	39,319	12.3
Mobile Revenue	8,899	7,847	13.4	33,070	29,376	12.6
Fixed Core Revenue	2,872	2,568	11.9	11,081	9,942	11.5
Non-core Revenue[2]	888	1,086	(18.2)	3,890	4,714	(17.5)
Recurring Total Costs[3]	**(7,425)**	**(6,568)**	**13.0**	**(28,760)**	**(26,005)**	**10.6**
Reported Total Costs	(7,425)	(6,568)	13.0	(28,760)	(25,025)	14.9
Recurring EBITDA[3]	**5,234**	**4,933**	**6.1**	**19,282**	**18,027**	**7.0**
Rec. EBITDA[3] / Net Revenue Margin	*41.3%*	*42.9%*	*(1.5) p.p.*	*40.1%*	*40.9%*	*(0.8) p.p.*
Reported EBITDA	5,234	4,933	6.1	19,282	19,007	1.4
Rep. EBITDA / Net Revenue Margin	*41.3%*	*42.9%*	*(1.5) p.p.*	*40.1%*	*43.2%*	*(3.0) p.p.*
Net Income	**1,126**	**2,628**	**(57.2)**	**4,058**	**6,229**	**(34.9)**
CAPEX ex-IFRS 16[4]	**2,489**	**2,339**	**6.4**	**9,530**	**8,685**	**9.7**
Operating Cash Flow (OpCF)[5]	**2,746**	**2,594**	**5.9**	**9,752**	**10,323**	**(5.5)**
OpCF[5] / Net Revenue Margin	*21.7%*	*22.6%*	*(0.9) p.p.*	*20.3%*	*23.4%*	*(3.1) p.p.*
Free Cash Flow	**816**	**737**	**10.7**	**7,289**	**7,438**	**(2.0)**
Core Revenue[1] / Net Revenue	**93.0%**	**90.6%**	**2.4 p.p.**	**91.9%**	**89.3%**	**2.6 p.p.**
Non-core Revenue[2] / Net Revenue	**7.0%**	**9.4%**	**(2.4) p.p.**	**8.1%**	**10.7%**	**(2.6) p.p.**
Total Subscribers (Thousand)	**112,330**	**98,760**	**13.7**	**112,330**	**98,760**	**13.7**
Core Subscribers	104,845	90,373	16.0	104,845	90,373	16.0
% / total accesses	*93.3%*	*91.5%*	*1.8 p.p.*	*93.3%*	*91.5%*	*1.8 p.p.*
Non-core Subscribers	7,485	8,387	(10.8)	7,485	8,387	(10.8)
% / total accesses	*6.7%*	*8.5%*	*(1.8) p.p.*	*6.7%*	*8.5%*	*(1.8) p.p.*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Excludes the following one-offs: 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million. 3Q21: Positive effect of R$416.6 million referring to the closing of the FiBrasil Operation.
[4] Does not include the relative amount related to licenses renewal in the amounts of R$ 33.6 million in 3Q21, R$ 4,462.7 million in 4Q21, R$ 9.8 million in 1Q22, R$ 180.2 million in 4Q22 and IFRS 16 effects.
[5] Operating Cash Flow is equivalent to Recurring EBITDA less CAPEX ex-IFRS 16.

MOBILE BUSINESS

CONSOLIDATED IN R$ MILLION	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
NET MOBILE REVENUE	**8,899**	**7,847**	**13.4**	**33,070**	**29,376**	**12.6**
Mobile Service Revenue	**7,914**	**6,967**	**13.6**	**29,965**	**26,733**	**12.1**
Postpaid[1]	6,381	5,635	13.2	24,153	21,683	11.4
Prepaid	1,533	1,333	15.0	5,812	5,049	15.1
Handset Revenues	**985**	**880**	**11.9**	**3,105**	**2,643**	**17.5**

Mobile Service Revenue increased by 13.6% YoY, driven mainly by Postpaid Revenue[1] (+13.2% YoY), due to increase in the customer base, annual price readjustments and churn in historic low levels. In the last quarter, we added 1,220 thousand postpaid accesses, which were the result of the disconnection of 184 thousand postpaid accesses considered inactive by Vivo's criteria, regarding the acquisition of Oi Mobile, and the addition of 1,404 thousand postpaid accesses, due to the migration of prepaid to hybrid, as well as the positive balance of portability coming from other operators.

Prepaid Revenue grew 15.0% in the annual comparison due to the increase in the customer base. In December 2022, we disconnected 155 thousand inactive prepaid accesses according to Vivo's criteria resulting from the acquisition of Oi Mobile.

The sale of smartphones compatible with 5G, which already represents over 50% of handset revenues, and the broad portfolio of accessories, contributed to an increase of 11.9% in Handset Revenue in comparison to the same quarter of the previous year.

MOBILE ACCESSES

Million


+17%
84
34
50
4Q21
97
40
57
3Q22
98
39
59
4Q22
Postpaid
Prepaid

POSTPAID ACCESSES

Million


+18%
50
14
36
4Q21
57
16
42
3Q22
59
16
42
4Q22
M2M + Dongles
Human postpaid

Postpaid Churn (ex-M2M)[2] %


1.3%
4Q21
1.2%
3Q22
1.1%
4Q22

[1] Postpaid revenue includes M2M, dongles, wholesale and others.
[2] Does not consider the disconnection of postpaid accesses considered inactive by Vivo's criteria, regarding the acquisition of Oi Mobile, of 797 thousand in Sep/22 and 184 thousand in Dec/22. Considering disconnections, the churn rate would reach 1.9% in 3Q22 and 1.2% in 4Q22.

FIXED BUSINESS

CONSOLIDATED IN R$ MILLION	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
NET FIXED REVENUE	**3,761**	**3,654**	**2.9**	**14,971**	**14,656**	**2.1**
Core Fixed Revenue[1]	**2,872**	**2,568**	**11.9**	**11,081**	**9,942**	**11.5**
FTTx	1,499	1,364	9.8	5,881	5,357	9.8
FTTH	1,397	1,176	18.8	5,347	4,384	22.0
IPTV	362	355	2.1	1,477	1,378	7.2
Corporate Data, ICT and Others	1,012	849	19.2	3,723	3,207	16.1
Non-core Fixed Revenue[2]	**888**	**1,086**	**(18.2)**	**3,890**	**4,714**	**(17.5)**
Core Fixed Revenue[1] / Net Fixed Revenue	*76.4%*	*70.3%*	*6.1 p.p.*	*74.0%*	*67.8%*	*6.2 p.p.*
Non-core Fixed Revenue[2] / Net Fixed Revenue	*23.6%*	*29.7%*	*(6.1) p.p.*	*26.0%*	*32.2%*	*(6.2) p.p.*

Net Fixed Revenue grew 2.9% YoY, boosted by the higher representativeness of Core Fixed Revenue (+11.9% YoY), which now corresponds to 76.4% (+6.1 p.p.) of net fixed revenue. In 2022, fixed business expanded 2.1% YoY, representing the first annual growth of this business since 2015, as a result of the strategic decision to focus on the expansion of fiber and B2B digital services.

FTTx revenue increased by 9.8% YoY in 4Q22, boosted by the performance of FTTH (+18.8% YoY). During the last twelve months, we expanded our FTTH network to 3.7 million new homes, connected 874 thousand new customers and reached 82 new cities, totaling FTTH coverage in 409 cities. In the last quarter, FTTH performance was boosted by Vivo Total, our postpaid and fiber convergent offer, which represented around 70% of net additions in the period.

The IPTV Revenue, a product related to fiber connectivity, advanced 2.1% YoY in 4Q22, despite a slight reduction in the access base (-2.0% YoY).

The solid performance of Corporate Data, ICT, and Other Revenues, of 19.2% YoY in the quarter, is a result of the complete portfolio of products and services offered by the Company, which includes not only connectivity but also cloud solutions, IT, equipment, and cybersecurity, among others, enabling us to support companies of different sizes to digitize their operations. For more details on the digital B2B performance, click here.

FTTH


HOMES PASSED
Million
+19%
19.6
22.3
23.3
4Q21
3Q22
4Q22


HOMES CONNECTED
Million
+19%
4.6
5.3
5.5
4Q21
3Q22
4Q22

[1] FTTx, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.
[2] Fixed voice, xDSL and DTH revenues.

COSTS

CONSOLIDATED IN R$ MILLION	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
TOTAL COSTS	**(7,425)**	**(6,568)**	**13.0**	**(28,760)**	**(25,025)**	**14.9**
COST OF SERVICES AND PRODUCTS SOLD	**(2,606)**	**(2,349)**	**11.0**	**(9,252)**	**(7,996)**	**15.7**
Services	(1,420)	(1,289)	10.2	(5,411)	(4,774)	13.3
Products sold	(1,186)	(1,060)	11.9	(3,841)	(3,222)	19.2
COSTS FROM OPERATIONS	**(4,819)**	**(4,220)**	**14.2**	**(19,507)**	**(17,029)**	**14.6**
Personnel	(1,339)	(1,071)	25.0	(4,888)	(4,112)	18.9
Commercial and Infrastructure	(3,111)	(3,039)	2.4	(12,702)	(12,224)	3.9
Provision for Bad Debt	(315)	(323)	(2.4)	(1,316)	(1,436)	(8.4)
G&A Expenses	(357)	(334)	6.8	(1,190)	(1,185)	0.4
Other Net Oper. Rev. (Exp.)	303	547	(44.7)	589	1,928	(69.4)
Recurring Total Costs[1]	**(7,425)**	**(6,568)**	**13.0**	**(28,760)**	**(26,005)**	**10.6**

Total Recurring Costs[1], excluding expenses with Depreciation and Amortization, reached R$ 7,425 million in the quarter, an increase of 13.0% in the year.

COSTS OF SERVICES AND PRODUCTS SOLD

Cost of Services and Products Sold grew 11.0% YoY, due to higher revenues from digital services and sales of handsets and accessories.

- SERVICES – increased by 10.2% YoY in 4Q22, reflecting higher revenues from the sale of licenses and services to companies, in addition to increase of expenses with Fistel related to the growth in the customer base.
- PRODUCTS SOLD – increase of 11.9% compared to 4Q21, due to the strong performance in handset and accessories sales.

[1] Excludes the following one-offs: 2Q21: positive net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions; expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million. 3Q21: Positive effect of R$416.6 million referring to the closing of the FiBrasil Operation.

COSTS FROM OPERATIONS

The Costs from Operations presented a 14.2% YoY growth, caused mainly by inflation in the period and higher costs related to the B2B segment.

- PERSONNEL – 25.0% YoY increase in 4Q22, due to annual salary readjustments, higher expenses with variable compensation and impacts from strong commercial activity in B2B and acquisition of Vita IT.
- COMMERCIAL AND INFRASTRUCTURE – increase of 2.4% compared to 4Q21, due to higher expenses with technology and advertisement. These expenses were partially compensated by the higher adoption of digital channels and less energy expenses.
- PROVISION FOR BAD DEBT – decreased by 2.4% YoY and ended 4Q22 at R$315 million, representing 1.8% of Gross Revenue (-0.1 p.p. YoY), which demonstrates the prioritization of customers for the payment of connectivity service, in addition to the execution of credit and collection actions.
- GENERAL AND ADMINISTRATIVE – increase of 6.8% YoY in the quarter, due to higher expenses with third-party services.
- OTHER OPERATING REVENUES (EXPENSES) – presented a reduction of R$244 million compared with the same quarter of last year, due mainly to lower level of tax recoveries, and lower revenues from the sale of unused network materials and real estate.



DIGITALIZATION KPIs


15.5%
Pix Share
+14.6 p.p. YoY
21 mn
Vivo App Users
+9.5% YoY

FROM REVENUE
TO NET INCOME

CONSOLIDATED IN R$ MILLION	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
Net Revenue	**12,659**	**11,501**	**10.1**	**48,041**	**44,033**	**9.1**
Recurring EBITDA[1]	**5,234**	**4,933**	**6.1**	**19,282**	**18,027**	**7.0**
Rec. EBITDA[1] / Net Revenue Margin	*41.3%*	*42.9%*	*(1.5) p.p.*	*40.1%*	*40.9%*	*(0.8) p.p.*
Reported EBITDA	**5,234**	**4,933**	**6.1**	**19,282**	**19,007**	**1.4**
Reported EBITDA Margin	*41.3%*	*42.9%*	*(1.5) p.p.*	*40.1%*	*43.2%*	*(3.0) p.p.*
Depreciation and Amortization	(3,263)	(3,066)	6.4	(12,660)	(12,038)	5.2
EBIT	**1,971**	**1,866**	**5.6**	**6,622**	**6,969**	**(5.0)**
Financial Result	(604)	(400)	50.8	(1,766)	(1,127)	56.8
Gain (Loss) on Investments	(11)	(7)	59.1	(24)	117	n.a.
EBT	**1,357**	**1,460**	**(7.0)**	**4,832**	**5,960**	**(18.9)**
Taxes (Income tax / Social contribution)[2]	(231)	1,168	n.a.	(774)	270	n.a.
Net Income	**1,126**	**2,628**	**(57.2)**	**4,058**	**6,229**	**(34.9)**

[1] Excludes the following one-offs: 2Q21: positive net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions; expense of R$415 million of tax contingencies) and regulatory contingencies expense of R$571 million. 3Q21: Positive effect of R$416.6 million referring to the closing of the FiBrasil Operation.
[2] Tax credit recognition of R$ 1,408 million in 4Q21, regarding the decision of the Federal Supreme Court of the unconstitutionality of the incidence of IRPJ and CSLL on corrections to the Selic rate received due to the return of taxes unduly collected.

EBITDA

The EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) in 4Q22 amounted to R$ 5,234 million, an increase of 6.1% when compared to 4Q21, with an EBITDA margin of 41.3% (-1.5 p.p. YoY). This performance reflects the solid growth of 10.1% YoY in total revenues, with a higher participation of core revenues at 93.0% of total revenues (+2.4 p.p.).

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased 6.4% compared to 4Q21, as we started to amortize the spectrum licenses acquired in November 2021 and the intangible assets coming from Oi Mobile incorporated in April 2022.

FINANCIAL RESULTS

In 4Q22, the Financial Results recorded a net expense of R$604 million (+50.8% YoY), due to higher average indebtedness and the increase in interest rates in the period.

NET INCOME

Net Income totaled R$1,126 million in the fourth quarter of 2022, decreasing 57.2% in the annual comparison, due to fiscal credit recognized in 4Q21 in the amount of R$ 1,408 million. Such credit referred to the decision of the Supreme Court of the unconstitutionality of the incidence of the IRPJ and CSLL on the corrections to the Selic rate received due to the return of taxes unduly collected.

CAPEX

CONSOLIDATED IN R$ MILLION	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
Network	1,986	1,808	9.8	7,972	7,102	12.2
Technology, Information System and Others	503	530	(5.2)	1,558	1,582	(1.6)
CAPEX EX-LICENSES | EX-IFRS 16	**2,489**	**2,339**	**6.4**	**9,530**	**8,685**	**9.7**
IFRS 16 | Leasing	659	850	(22.5)	2,877	3,113	(7.6)
TOTAL | IFRS 16	**3,147**	**3,189**	**(1.3)**	**12,407**	**11,798**	**5.2**

The Capex[1] in 4Q22 reached R$ 2,489 million (+6.4% YoY), which represents 19.7% of the Net Operational Revenue in the period, decreasing 0.7 p.p. in the annual comparison. Investments were directed towards strengthening our mobile network, with emphasis on the network activation of 5G in the capitals, in addition to the investment in expanding the fiber network. In 2022, R$544 million were invested in reinforcing the network for the integration of Oi Mobile's customers.

In 2023, the Company projects Capex, excluding licenses and leasing (IFRS 16), of up to R$ 9 billion[2] in the year. The investment will be directed mainly towards reinforcing the quality of the mobile network, expanding 5G coverage, expanding the number of homes connected via FTTH and transforming systems with the objective of strengthening the Company's leadership in the sector.

FREE CASH FLOW

CONSOLIDATED IN R$ MILLION	4Q22	4Q21	Δ% YoY	Δ% YoY	Δ% YoY	Δ% YoY
Reported EBITDA	**5,234**	**4,933**	**6.1**	**19,282**	**19,007**	**1.4**
Capital Expenditures	(2,489)	(2,339)	6.4	(9,530)	(8,685)	9.7
Taxes	(602)	(54)	1,011.8	(1,332)	(234)	469.0
Net Financial Result	(444)	(285)	56.0	(1,501)	(1,137)	32.0
Working Capital Variation	268	(628)	n.a.	3,310	943	251.0
FREE CASH FLOW FROM BUSINESS ACTIVITIES	**1,967**	**1,627**	**20.9**	**10,229**	**9,894**	**3.4**
IFRS16 | Lease Payments	(1,151)	(890)	29.5	(2,940)	(2,455)	19.7
FREE CASH FLOW AFTER LEASE PAYMENTS	**816**	**737**	**10.7**	**7,289**	**7,438**	**(2.0)**

Free Cash Flow after leases reached R$816 million in 4Q22, up 10.7% YoY, driven by higher EBITDA and generation of working capital, partially offset by higher tax payments, leasing and increased investment in the period.

[1] Does not include amounts related to the license renewal of R$ 33.6 million in 3Q21, R$ 4,462.7 million in 4Q21, R$ 9.8 million no 1Q22, R$ 180.2 million in 4Q22 and IFRS 16 effects.
[2] The amount is an estimate and is subject to change in view of any changes in the business and macroeconomic environment.

INDEBTEDNESS

LOANS, FINANCING AND DEBENTURES

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Contractual Retention[1]	R$	100% of CDI	2023	522	0	522
Contingent Consideration[1]	R$	100% of CDI	2023	15	0	15
Termination Costs[1]	R$	100% of CDI	2023	8	0	8
Senior Debt	US$	3.1546%	2023	1,073	0	1,073
PPA Vita IT	R$	IPCA	2024	0	70	70
Debentures (7th Issue - 1st series)	R$	CDI + 1.12% a.a.	2025	101	1,500	1,601
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% a.a.	2027	136	2,000	2,136
5G Licenses	R$	Selic and IGP-DI	2040	652	1,192	1,844
ISSUANCES | EX-IFRS 16				**2,508**	**4,761**	**7,269**
IFRS 16 Effects | Leasing[2]	R$	IPCA	2036	3,503	8,529	12,033
TOTAL | IFRS 16				**6,011**	**13,291**	**19,302**

NET DEBT | EX-IFRS 16

CONSOLIDATED IN R$ MILLION	12/31/2022	9/30/2022	12/31/2021
Short-Term Debt	2,508	2,518	4,032
Long-Term Debt	4,761	5,031	1,918
Gross Debt | Ex-Leasing	**7,269**	**7,549**	**5,950**
Cash and Cash Equivalents	(2,433)	(6,151)	(6,504)
Derivatives	6	(61)	13
Net Debt (Cash)	**4,842**	**1,337**	**(541)**
Leasing[2]	12,033	12,198	10,984
Net Debt	**16,875**	**13,536**	**10,443**

L.T. DEBT PROFILE

Year	Financial Debt (R$ million)	IFRS 16 (R$ million)
2024	422	2,724
2025	1,553	1,831
2026	53	1,337
After 2026	2,735	2,638
Total	**4,761**	**8,529**

The Company's gross debt (ex-leasing) reached R$7,269 million at the end of 4Q22, 15% of which is denominated in foreign currency. The debt's foreign exchange exposure is 100% covered by hedging operations. The indebtedness rose by 22% YoY due to the 7th emission of debentures in July 2022 and the bilateral loan obtained in April 2022. Considering the Cash Investments and Derivatives, the Company recorded R$4,842 million in net debt on December 31, 2022. Including the lease[2] effect, net debt reached R$16,875 million in 4Q22.

[1] Liabilities under the contract for the acquisition of Oi's Mobile assets, more details in the note 21 of 4Q22 Financial Statements.
[2] Also contemplates financial leases that were considered financial debt before the IFRS 16 norm (R$227 million in 4Q22, R$219 million in 3Q22 and R$246 million in 4Q21).

CAPITAL MARKET

Our capital stock consists exclusively of common shares, with voting rights, that are listed at the B3 (ticker: VIVT3) and the NYSE (ticker: VIV).

Share Performance

(Base 100 as of 12/31/2021)


IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
130
100
70
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

	12/31/2022	12/31/2021	Δ
Closing price VIVT3 (R$)	38.35	48.19	-20.4%
Closing price VIVT (US$)	7.15	8.65	-17.3%
Average daily volume 3M VIVT3 (R$ mn)	212.50	128.16	65.8%
Average daily volume 3M VIVT (US$ mn)	15.73	11.67	34.7%
Total number of shares	1,676,938,271	1,690,984,923	(14,046,652)
Outstanding shares	1,663,556,731	1,676,938,271	(13,381,540)
Treasury shares	13,381,540	14,046,652	(665,112)
Net income LTM per share (EPS)	2.44	3.71	-34.3%
Price/Earnings (P/E)	15.8	13.1	21.2%
Market Cap/Book value (P/B)	0.9	1.2	-19.3%
Book Value per Share	40.8	41.4	-1.4%



SHAREHOLDER REMUNERATION

The Board of Directors approved on February 15, 2023 the submission of a request for prior consent to ANATEL for the possibility of reducing the capital stock by up to R$ 5 billion in one or more events throughout this and/or future fiscal years, according to management's assessment of the Company's financial conditions and macroeconomic scenario. If permitted by ANATEL and deemed appropriate by the Company, the reduction will be effected through the refund of funds to its shareholders in proportion to their shareholding and without canceling their shares. The new Share Buyback Program was also approved, which provides for the purchase of up to R$ 500 million in ordinary shares in the period from February 23, 2023 to February 22, 2024.

Throughout 2022, we declared R$ 5,104 million[2] in dividends and interest on capital, of which R$ 3,029 million in dividends (R$ 2,029 million paid on 10/18/2022 and R$ 1,000 million to be paid on 07/18/2023) and R$ 2,075 million in interest on capital (to be paid on 04/18/2023). In addition, the Board of Directors on February 15, 2023 proposed the deliberation of R$ 826.7 million in dividends to be ratified at the General Shareholders' Meeting of April 13, 2023 (to be paid on 07/18/2023) and the deliberation of R$ 106 million in interest on capital based on the shareholding position on February 28, 2023, referring to January 2023 balance sheet.

The Share Buyback Program totaled R$ 607 million in 2022. The Board of Directors also approved on February 15, 2023 the cancellation of 13,381,540 treasury shares (0.80% of the share capital). For more information on Dividends, click here.

Div. Yield[1]: 8.9%

Gross Amount/Share[2]: R$3.06

Payout[3]: 96%

TSR 12M: -14.1%

Total Shareholder Return Deliberated[1]

R$ million



6,049
23
2,630
3,396
2020
6,319
496
2,735
3,088
2021
5,711
607
2,075
3,029
2022
Buybacks
IOC
Dividends

Quarterly Buyback

R$ million



115
1Q22
198
2Q22
144
3Q22
150
4Q22

[1] Considers declared dividends, interest on capital and share buyback made throughout the year. [2] Considers dividends and interest on capital declared in 2022. [3] Considers dividends and interest on capital declared based on 2022 net income.

DIGITAL ECOSYSTEM

Based on our strategic pillar #temtudonaVivo (Vivo has everything), we continue to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

FINANCIAL SERVICES

Vivo Money, our personal credit service for postpaid and hybrid customers, ended the month of December 2022 with a loan portfolio of R$183 million, an amount 6.8x higher compared to December 2021, with a 5.3x increase in the number of new contracts in the same period.

ENTERTAINMENT

Vivo has partnerships with the best OTTs on the market, such as Netflix, Disney+, Amazon Prime Video, Spotify and Tidal, to complement mobile and fiber offers and to facilitate the access of our customers to these contents. We ended December 2022 with 2.0 million OTT subscribers, a growth of 49.3% YoY.

VIVO VENTURES

Vivo Ventures, a Corporate Venture Capital fund, made its second since its launch, committing to an investment of R$ 10 million in Klubi. The Company invested is a fintech authorized by the Banco Central to operate as a consortium administrator in Brazil, that currently offers automobile consortium. The objective is to reinforce Vivo's presence in the financial solutions segment.

B2B

Companies in Brazil are moving towards digitalization, and Vivo offers services that go beyond connectivity, creating a digital services ecosystem comprised of cloud, cybersecurity, IoT, big data, messaging, IT equipment sales and leasing, among others.

In 2022, B2B digital services generated nearly R$2.7 billion in revenues for the Company (+29% YoY), representing 5.6% of Vivo's total revenue in the year. We highlight the growth of cloud revenues, of +79% YoY, and of IoT + messaging, of +24% YoY.

B2B Digital Revenues

R$ billion



+29%
2.1
2.7
2021
2022
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions¹

[1] Includes equipment.

ESG
Environmental, Social and Governance

Telefônica Brasil presents an ESG strategy that aims to assure its commitment to sustainable growth with ethics and integrity. This strategy has 6 action pillars, with over 100 indicators monitored through the Responsible Business Plan (RBP). The RBP is approved by the Board of Directors and consists of company-wide targets (2021 – 2024), that promote the Company's responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant, current, and future issues in the environmental, social, and governance dimensions.

ENVIRONMENTAL

Telefônica Brasil believes technology is essential in the transition to a greener and more inclusive economy and society. In 2022, products and services that favor energy and climate efficiency and are aligned with the objective of containing the global temperature increase by 1.5°C totaled R$ 1,631.7 million in revenues.

The Company maintains itself with 100% of the electric energy consumed from renewable sources and 48 plants in operation out of the 85 planned in its Distributed Generation Program. In addition, the company reduced its direct emissions by approximately 50% YoY, contributing to the Group's goal of achieving net zero emissions by 2040.

In Circular Economy, the Recycle with Vivo program reached around 11 tons collected (growth of ~20% YoY) and its reverse logistics process in the fixed network allowed for the reuse of around 1.2 million modems and decoders in 2022.

SOCIAL

The social benefits of digitization are part of the purpose of Fundação Telefônica Vivo (FTV), which benefited around 2.2 million people and invested around R$58 million in 2022. FTV also promoted enlightED, a global conference on education, technology and innovation.

In 2022, the Company updated its Code of Ethics, the Principles of Responsible Business, which reinforced its commitment to ethics, transparency and sustainable action, including the promotion of positive impacts from its products and services. In this sense, the company maintained a portfolio of solutions with social impact on the fronts of health (Vida V), education (VivaE), banking and access to credit (Vivo Pay and Vivo Money).

The Company ended the year with 22.4% of black professionals in leadership positions (+ 3 p.p. YoY) and 36.3% of women in executive leadership positions (+1.7 p.p. YoY). Among the actions that aim to contribute and advance these results there are: a) Afro Recruitment Fair in Leadership, with exclusive vacancies; b) Internship Program 2023, with 50% of the 400 vacancies for black people.

GOVERNANCE

Consolidating the commitment to follow high security standards, the company increased the scope of the ISO 27001 certification (Information Security) including the MDR process (Managed Detection and Response), aimed at detection, mitigation and treatment of threats, and maintained the management process of vulnerabilities (GVUL) certified.

In terms of innovation, Wayra Brasil, the Telefónica Group's open innovation hub, ended 2022 with 26 startups in its portfolio, 50% of which generated business for Telefônica Brasil. Vivo Ventures, a Corporate Venture Capital fund launched in 2022, made financial contributions to fintechs Klavi (US$ 3 million) and Klubi (R$ 10 million).

The company remains in the main ESG assessments: (1) A List by CDP (Climate); (2) 2nd position in the Corporate Sustainability Index - ISE B3; (3) Bloomberg Gender-Equality Index (GEI); (4) Carbon Efficient Index - ICO2 B3; (5) Top 10 in the Great Place to Work GPTW 2022 ranking; (6) "Companies that Most Respect the Consumer 2022" award in the Telecom sector; and (7) The Sustainability Yearbook 2023 by S&P, category "Top 10% S&P Global ESG Score", which includes companies performing in the top 5% to 10% of the best in their industry.

These achievements reinforce that Telefônica Brasil, while it connects millions of Brazilians, generates a positive impact on the market and society and enforces the purpose of 'Digitalize to Bring Closer'.

OPERATIONAL INDICATORS

Mobile Business

Thousand	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
TOTAL MOBILE ACCESSES	**97,979**	**83,921**	**16.8**	**97,979**	**83,921**	**16.8**
Postpaid	58,673	49,634	18.2	58,673	49,634	18.2
M2M	14,726	12,467	18.1	14,726	12,467	18.1
Dongles	1,570	1,402	12.0	1,570	1,402	12.0
Prepaid	39,306	34,287	14.6	39,306	34,287	14.6
MARKET SHARE	**38.9%**	**32.9%**	**5.9 p.p.**	**38.9%**	**32.9%**	**5.9 p.p.**
Postpaid	41.9%	36.7%	5.2 p.p.	41.9%	36.7%	5.2 p.p.
Prepaid	35.1%	28.7%	6.4 p.p.	35.1%	28.7%	6.4 p.p.
ARPU (R$/month)	**27.0**	**28.0**	**(3.5)**	**26.3**	**27.5**	**(4.3)**
Postpaid (Human)	47.5	50.7	(6.3)	47.3	49.7	(4.8)
M2M	3.3	3.1	8.2	3.0	2.9	3.4
Prepaid	12.9	13.0	(0.7)	12.3	12.4	(1.0)
MONTHLY CHURN[1]	**2.5%**	**2.8%**	**(0.2) p.p.**	**2.5%**	**2.8%**	**(0.3) p.p.**
Postpaid (ex-M2M)[1]	1.1%	1.3%	(0.2) p.p.	1.1%	1.2%	(0.1) p.p.
Prepaid[1]	4.3%	4.7%	(0.4) p.p.	4.3%	4.8%	(0.5) p.p.

Fixed Business

Thousand	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
TOTAL FIXED ACCESSES	**14,351**	**14,839**	**(3.3)**	**14,351**	**14,839**	**(3.3)**
Core fixed accesses[2]	**6,866**	**6,452**	**6.4**	**6,866**	**6,452**	**6.4**
FTTx	5,968	5,535	7.8	5,968	5,535	7.8
FTTH	5,482	4,609	19.0	5,482	4,609	19.0
IPTV	898	917	(2.0)	898	917	(2.0)
Non-core fixed accesses[3]	**7,485**	**8,387**	**(10.8)**	**7,485**	**8,387**	**(10.8)**
ARPU | FTTH (R$/month)	86.5	87.3	(0.9)	88.2	90.8	(2.8)
ARPU | IPTV (R$/month)	135.3	128.8	5.1	137.4	125.6	9.4
Core fixed accesses[2] / Total Fixed accesses	*47.8%*	*43.5%*	*4.4 p.p.*	*47.8%*	*43.5%*	*4.4 p.p.*
Non-core fixed accesses[3] / Total Fixed accesses	*52.2%*	*56.5%*	*(4.4) p.p.*	*52.2%*	*56.5%*	*(4.4) p.p.*

[1] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 2,218 thousand prepaid accesses and 797 thousand postpaid accesses in Sep/22 and of 184 thousand postpaid accesses and 155 thousand prepaid accesses in Dec/22. Considering the disconnections, the postpaid (ex-M2M) churn rate would reach 1.3% and the prepaid churn rate would be 4.4% in 4Q22. [2] FTTx and IPTV. [3] Fixed voice, xDSL and DTH.

INCOME STATEMENT

CONSOLIDATED IN R$ MILLION	4Q22	4Q21	Δ% YoY	2022	2021	Δ% YoY
Gross Operating Revenue	**16,982**	**16,786**	**1.2**	**67,761**	**64,612**	**4.9**
Net Operating Revenue	**12,659**	**11,501**	**10.1**	**48,041**	**44,033**	**9.1**
Core revenues[1]	11,771	10,415	13.0	44,151	39,319	12.3
Mobile core revenue	8,899	7,847	13.4	33,070	29,376	12.6
Fixed core revenue	2,872	2,568	11.9	11,081	9,942	11.5
Non-core revenues[2]	888	1,086	(18.2)	3,890	4,714	(17.5)
Total Costs	**(7,425)**	**(6,568)**	**13.0**	**(28,760)**	**(25,025)**	**14.9**
Cost of Services and Products sold	(2,606)	(2,349)	11.0	(9,252)	(7,996)	15.7
Services	(1,420)	(1,289)	10.2	(5,411)	(4,774)	13.3
Products sold	(1,186)	(1,060)	11.9	(3,841)	(3,222)	19.2
Costs from Operations	(4,819)	(4,220)	14.2	(19,507)	(17,029)	14.6
Personnel	(1,339)	(1,071)	25.0	(4,888)	(4,112)	18.9
Commercial and Infrastructure	(3,111)	(3,039)	2.4	(12,702)	(12,224)	3.9
Provision for Bad Debt	(315)	(323)	(2.4)	(1,316)	(1,436)	(8.4)
General and Administrative	(357)	(334)	6.8	(1,190)	(1,185)	0.4
Other Net Oper. Revenue (Exp.)	303	547	(44.7)	589	1,928	(69.4)
EBITDA	**5,234**	**4,933**	**6.1**	**19,282**	**19,007**	**1.4**
EBITDA Margin %	*41.3%*	*42.9%*	*(1.5) p.p.*	*40.1%*	*43.2%*	*(3.0) p.p.*
Depreciation and Amortization	**(3,263)**	**(3,066)**	**6.4**	**(12,660)**	**(12,038)**	**5.2**
EBIT	**1,971**	**1,866**	**5.6**	**6,622**	**6,969**	**(5.0)**
Financial Result	**(604)**	**(400)**	**50.8**	**(1,766)**	**(1,127)**	**56.8**
Gain (Loss) on Investments	**(11)**	**(7)**	**n.a.**	**(24)**	**117**	**n.a.**
Taxes (Income tax / Social contribution)	**(231)**	**1,168**	**n.a.**	**(774)**	**270**	**n.a.**
Net Income	**1,126**	**2,628**	**(57.2)**	**4,058**	**6,229**	**(34.9)**
Earnings per Share (EPS)	*0.68*	*1.56*	*(56.7)*	*2.44*	*3.71*	*(34.2)*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.

BALANCE SHEET

CONSOLIDATED IN R$ MILLION	12/31/2022	12/31/2021	Δ% YoY
ASSETS	**119,121**	**115,664**	**3.0**
Current Assets	**17,284**	**21,060**	**(17.9)**
Cash and Cash Equivalents	2,274	6,449	(64.7)
Accounts Receivable	8,691	8,100	7.3
Inventories	790	640	23.4
Other current assets	5,529	5,872	(5.8)
Non-Current Assets	**101,838**	**94,603**	**7.6**
Accounts Receivable	399	471	(15.3)
Guarantees and Deposits	2,834	2,761	2.6
Other assets	2,981	2,858	4.3
Property, Plant and Equipment, Net	45,898	44,409	3.4
Intangible Assets, Net	49,725	44,104	12.7
LIABILITIES AND SHAREHOLDERS' EQUITY	**119,121**	**115,664**	**3.0**
LIABILITIES	**50,666**	**45,657**	**11.0**
Current Liabilities	**22,171**	**22,459**	**(1.3)**
Accounts Payable and Suppliers	8,451	8,021	5.4
Taxes, Fees and Contributions	1,098	1,485	(26.1)
Loans, Financ., Deb., Leasing and Licenses	6,020	6,907	(12.8)
Interest on Capital and Dividends	3,187	4,266	(25.3)
Provisions and Contingencies	1,878	702	167.4
Other Liabilities	1,536	1,079	42.4
Non-Current Liabilities	**28,495**	**23,198**	**22.8**
Accounts Payable	2,850	1,793	59.0
Deferred Income Tax and Social Contribution	3,832	4,172	(8.2)
Loans, Financ., Deb., Leasing and Licenses	13,282	10,027	32.5
Provisions and Contingencies	6,733	5,721	17.7
Other Liabilities	1,798	1,485	21.1
SHAREHOLDERS' EQUITY	**68,456**	**70,006**	**(2.2)**

CONFERENCE CALL

Date:

February 16, 2023 (thursday)

Time:

11h00 (Brasília time) / **09h00** (New York time)

Connection:

Zoom link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL

INVESTOR RELATIONS

Christian Gebara
David Melcon
João Pedro Carneiro
Gabriel Menezes
Tatiana Anicet
Carolina Dias

Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000
E-mail: ir.br@telefonica.com
Information available on the website: www.telefonica.com.br/ri

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